Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Earnings from continuing operations	$208	$113	$321	$259
Discontinued operations	(678)	9	(525)	5
Cumulative effect of accounting change	—	—	—	(10)

Net earnings (loss)	(470)	122	(204)	254
Effect of dilutive securities	—	—	—	—

Net earnings (loss)—assuming dilution	$(470)	$122	$(204)	$254

Average common shares outstanding	486.4	479.8	485.5	479.3
Effect of dilutive securities
Stock options	2.6	2.0	2.7	1.4

Average common shares outstanding—assuming dilution	489.0	481.8	488.2	480.7

Earnings per common share from continuing operations	$0.43	$0.23	$0.66	$0.54
Discontinued operations	(1.40)	0.02	(1.08)	0.01
Cumulative effect of accounting change	—	—	—	(0.02)

Net earnings (loss) per common share	$(0.97)	$0.25	$(0.42)	$0.53

Net earnings (loss) per common share—assuming dilution	$(0.97)	$0.25	$(0.42)	$0.53

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented. Antidilutive securities included preferred securities of a trust for the periods presented. Stock options are antidilutive in periods when net losses are recorded.